UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
 SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

SPECIAL VALUE CONTINUATION PARTNERS, LP
(Name of Company)

2951 28th Street, Suite 1000
Santa Monica, California 90405
Address of Principal Business Office
 (Number and Street, City, State and Zip Code)

(310) 566-1000
Telephone Number (including area code)

814-00897
File Number under the Securities Exchange Act of 1934

Special Value Continuation Partners, LP (the “Company”) is withdrawing its election under section 54(a) of the Act on the following basis:

The Company and the Company’s parent, TCP Capital Corp. (“TCPC”) historically have operated under a dual BDC structure whereby TCPC, a business development company, owns 100% of the limited partner interests of the Company in order to take advantage of a certain leverage program at the Company. The Company has renegotiated its leverage program and TCPC has found other avenues to access capital. Further, recent amendments to the Company’s limited partnership agreement converted the incentive compensation structure from a profit allocation to the general partner of the Company to a fee to the investment advisor. Due to TCPC’s current access to capital and the elimination of the profit allocation to the Company’s general partner, the Company no longer wishes to be treated as a business development company. The Company intends to remain a wholly-owned subsidiary of TCPC, with the sole purpose of serving as a special purpose vehicle for TCPC. TCPC has, to the extent it believes it is beneficial to shareholders, assumed the operating activities previously undertaken by the Company under the management of the investment advisor, Tennenbaum Capital Partners, LLC.

SIGNATURE

   Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Santa Monica, California on the 1st day of August, 2018.

Special Value Continuation Partners, LP

By:	/s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Title: Chairman of the Board of Directors and Chief Executive Officer

Attest:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel, Secretary and Chief Compliance Officer